UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ELDORADO RESORTS, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

28470R102

(CUSIP Number)

Jeffrey P. Jacobs

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

561.776.6050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,292,651
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,292,651
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) 00(1)

(1)	The Reporting Person is a revocable trust.

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

The Reporting Persons initially filed a Schedule 13D on September 30, 2014 (the “Initial Filing”) and subsequently filed Amendment No. 1 to the Initial Filing on December 2, 2014 (“Amendment No. 1”). The purpose of this Amendment No. 2 is to update Items 4 and 5 of Amendment No. 1 and to exit Jeffrey P. Jacobs, Gameco Holdings, Inc. and the Jeffrey P. Jacobs Revocable Trust as reporting persons. Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Initial Filing incorporated herein by this reference.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired shares pursuant to the Mergers described in Item 3 of the Initial Filing. On May 15, 2015, Gameco Holdings, Inc. sold 916,053 shares of the Issuer in a market transaction to generate cash and pay down debt. Other than as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons will continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to sell shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons own beneficially an aggregate of 2,292,651shares of the Issuer or 4.9% of the Issuer’s outstanding common stock, based upon 46,516,614 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares
The Jeffrey P. Jacobs Revocable Trust	2,292,651
Gameco Holdings, Inc.	0

2,292,651

(b) Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole voting power:	2,292,651
(ii)	shared voting power:	0
(iii)	sole dispositive power:	2,292,651
(iv)	shared dispositive power:	0

The Jeffrey P. Jacobs Revocable Trust

(i)	sole voting power:	0
(ii)	shared voting power:	0
(iii)	sole dispositive power:	0
(iv)	shared dispositive power:	0

Gameco Holdings, Inc.

(i)	sole voting power:	0
(ii)	shared voting power:	0
(iii)	sole dispositive power:	0
(iv)	shared dispositive power:	0

(c) The following transaction in the Issuer’s shares was effected by the Reporting Persons during the past 60 days: on May 15, 2015 Gameco Holdings, Inc. sold 916,053 shares of the Issuer in an open market transaction for $7.50 per share.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: May 18, 2015

Jeffrey P. Jacobs
The Jeffrey P. Jacobs Revocable Trust, dated July 10, 2010
Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs